 Exhibit (a)(1)(E)
AMENDMENT AND SUPPLEMENT NO. 1 TO
OFFER TO PURCHASE FOR CASH
By
HOSPITALITY INVESTORS TRUST, INC.
TO INCREASE THE PURCHASE PRICE TO $6.75 PER SHARE
And
EXTEND THE EXPIRATION OF THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS UNTIL 5:00 P.M., NEW YORK CITY TIME, DECEMBER 22, 2017, UNLESS EXTENDED OR WITHDRAWN
For
OFFER TO PURCHASE UP TO
1,000,000 SHARES OF ITS OUTSTANDING COMMON STOCK
Dear Stockholder:
On October 25, 2017, Hospitality Investors Trust, Inc. (the “Company,” “we,” “us,” or “our”) distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its invitation to stockholders to purchase up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (“Shares”), at a purchase price equal to $6.50 per Share, or $6.5 million of Shares, net to the seller in cash less the withholding of any applicable taxes and without interest. The Company, by this amendment and supplement to the Original Offer to Purchase (this “Supplement,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amends the Original Offer to Purchase such that each reference in the Original Offer to Purchase to the purchase price per Share or the Purchase Price of “$6.50” is hereby amended by replacing it with “$6.75” and that each reference to the Expiration Date of “December 11, 2017” is hereby amended by replacing it with “December 22, 2017.” This Supplement also reflects other revisions related to the change in the Purchase Price and the Expiration Date, as well as revisions related to the fact that, on November 9, 2017, the Company was advised that MacKenzie Realty Capital, Inc. (“MacKenzie”) had increased the price per Share in its unsolicited offer to stockholders from $5.53, the price at the time the Original Offer to Purchase was mailed to the Company’s stockholders, to $6.75.
This Supplement should be read in conjunction with the Original Offer to Purchase and the related Letter of Transmittal included with the Original Offer to Purchase (the “Letter of Transmittal”). This Supplement, the Original Offer to Purchase and the Letter of Transmittal, including the Important Instructions and Information to the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.”
Unless extended or withdrawn, the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on December 22, 2017 (such time and date, as may be extended, the “Expiration Date”). You may tender all, a portion or none of your Shares.
The procedures required to tender your Shares in the Offer depend on how you hold your Shares.
If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign a Letter of Transmittal and deliver it to Computershare Trust Company, N.A. and Computershare Inc. (collectively, “Computershare”), the Depositary for the Offer (the “Depositary”).

The Letter of Transmittal you should have received in connection with the Original Offer to Purchase has not been amended in connection with this Supplement, and a new copy of the Letter of Transmittal has not been enclosed herewith. If you no longer have the Letter of Transmittal, please contact the Company, by telephone at (571) 529-6390, to request a new copy.
If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. STOCKHOLDERS HOLDING THEIR SHARES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, CUSTODIAN (SUCH AS AN IRA ACCOUNT) OR OTHER NOMINEE MUST NOT DELIVER A LETTER OF TRANSMITTAL DIRECTLY TO THE DEPOSITARY (COMPUTERSHARE). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (Computershare) on your behalf. Such stockholders are urged to consult such broker, dealer, commercial bank, trust company, custodian or other nominee as soon as possible if they wish to tender Shares.
See Section 2—Procedures for Tendering Shares in this Supplement and the Original Offer to Purchase for further details as to the appropriate procedures required to tender your Shares.
Stockholders not interested in tendering any of their Shares need not take any action.
Shares are not listed on a national securities exchange, and there is no established trading market for Shares. Thus, there are no historical trading prices for the Shares. On June 19, 2017, the Company’s board of directors approved an updated estimated net asset value per Share (the “Estimated Per-Share NAV”) equal to $13.20 based on an estimated fair value of the Company’s assets less the estimated fair value of the Company’s liabilities, divided by 39,617,676 Shares outstanding on a fully diluted basis as of March 31, 2017. The Purchase Price is 48.9% lower than Estimated Per-Share NAV. While the Company’s board of directors has approved the Offer, for reasons discussed herein, the Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer. In addition, neither Computershare, in its capacity as the Depositary, Georgeson LLC (“Georgeson”), in its capacity as the Information Agent for the Offer (the “Information Agent”), or any of their respective affiliates, has made or is making any recommendation to any stockholder as to whether to tender or refrain from tendering his, her or its Shares. Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, you should read carefully the information in or incorporated by reference into this Supplement, the Original Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information, including the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2017, which describes the calculation of Estimated Per-Share NAV, and other filings made by the Company with the SEC, which are incorporated herein by reference and can be found in the “Investor Relations - SEC Filings” section of the Company’s website, www.hitreit.com. You are urged to discuss your decision with your tax advisor, financial advisor and/or custodian.
No person has been authorized to make any recommendation on behalf of the Company, the Company’s board of directors, the Depositary or the Information Agent or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference in this Supplement or the Original Offer to Purchase. Any representation to the contrary is a criminal offense.
Subject to applicable law, we reserve the right, in our sole discretion, to change the Purchase Price and to increase or decrease the number of Shares sought in the Offer. In accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. As of October 31, 2017, there were 39,618,833 Shares issued and outstanding. Accordingly, this could result in the number of Shares accepted for payment in the Offer increasing by up to approximately 800,000 Shares.
ii

In addition, subject to applicable law and the rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (b) to increase or decrease the aggregate value of Shares sought in the Offer, (c) to amend the Offer in any respect prior to the Expiration Date, and (d) upon the occurrence of any of the conditions specified in Section 7—Conditions of the Offer in the Original Offer to Purchase prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. Notice of any such extension, amendment or termination will be distributed promptly to stockholders in a manner reasonably designed to inform them of such change in compliance with Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the case of an extension of the Offer, such extension will be followed by a press release or other public announcement, such as a Current Report on Form 8-K, which will be disseminated no later than 9:00 A.M., New York City Time, on the next business day after the previously scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.
This Offer is not conditioned upon the receipt of financing or a minimum number of Shares being properly tendered and not properly withdrawn. The Offer is, however, subject to a number of conditions. See Section 7—Conditions of the Offer in the Original Offer to Purchase.
Questions, requests for assistance and requests for additional copies of this Supplement, the Original Offer to Purchase or the Letter of Transmittal and related Important Instructions and Information may be directed to the Company by telephone at (571) 529-6390.
November 15, 2017
iii

IMPORTANT
We originally made the Offer in response to an unsolicited offer to stockholders (the “MacKenzie Offer”) commenced on October 23, 2017 by MacKenzie. In the MacKenzie Offer, MacKenzie offered to purchase up to 300,000 Shares at a price of $5.53 per Share in cash. On November 9, 2017, we were advised that MacKenzie had increased the price per Share in the MacKenzie Offer to $6.75. The expiration date of the MacKenzie Offer remains December 8, 2017 (unless extended).
The Company’s board of directors has determined, in light of the increased price in the MacKenzie Offer, to increase the Purchase Price in the Offer from $6.50 to $6.75 per Share, matching the MacKenzie Offer. The number of Shares we will purchase, subject to the terms and conditions of the Offer, remains 1,000,000 Shares, but the Expiration Date for the Offer will be extended from 5:00 p.m., New York City time, on December 11, 2017, to 5:00 p.m., New York City time, on December 22, 2017. The Expiration Date was extended in order to provide stockholders additional time to evaluate the Offer. We have obtained the prior approval of the amendment to the Offer required by the Brookfield Approval Rights.
If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in Section 2 of the Original Offer to Purchase, as amended by this Supplement. You may tender your Shares using the Letter of Transmittal you should have received in connection with the Original Offer to Purchase, and following the procedures for tendering Shares set forth in the Offer to Purchase. The Letter of Transmittal has not been amended in connection with this Supplement, and a new copy of the Letter of Transmittal has not been enclosed herewith. If you no longer have the Letter of Transmittal you should have received in connection with the Original Offer to Purchase, please contact the Company, by telephone at (571) 529-6390, to request a new copy. Although the Letter of Transmittal refers only to the Original Offer to Purchase (and the then current Purchase Price of  $6.50 per Share and Expiration Date of December 11, 2017), holders using such Letter of Transmittal to tender their Shares will be deemed to be tendering pursuant to the Offer and will receive the increased purchase price of $6.75 per Share net to the seller in cash less the withholding of any applicable taxes and without interest, for each Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer, including the Expiration Date of December 22, 2017.
If you have previously tendered your Shares, and you do not wish to withdraw the tender of all or any portion of those Shares, you do not need to take any further action. As a result of the increase in the Purchase Price from $6.50 per Share to $6.75 per Share, any Shares previously tendered into the Offer will now be deemed to have been tendered at $6.75 per Share.
If you have previously tendered Shares, and you wish to withdraw the tender of all or any portion of those Shares, please follow the procedures for withdrawal of tendered Shares, as set forth in Section 4 of the Original Offer to Purchase.
If you have previously tendered Shares, and you wish to increase the number of Shares tendered, please submit a new and later-dated Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 2 of the Original Offer to Purchase, as amended by this Supplement, or, if you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must follow the procedures given to you by such broker, dealer, commercial bank, trust company, custodian or other nominee or contact such party and request that your prior instructions with respect to your tendered Shares be changed.
To decline the MacKenzie Offer, stockholders should simply ignore it. Stockholders do not need to respond to the MacKenzie Offer. If you have tendered any Shares in the MacKenzie Offer and wish to tender those Shares in the Offer instead, you must withdraw those Shares from the MacKenzie Offer in accordance with the terms of offer materials you should expect to receive from MacKenzie, if you have not received them already, in order to properly tender your Shares in the Offer. Please review any materials you receive in the mail carefully to ensure that you are tendering your Shares in the offer of your choice. Any questions you may have may be directed to the Company by phone at (571) 529-6390. Stockholders may also contact their financial advisor for assistance.

Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.
Each reference in the Original Offer to Purchase to the purchase price per Share or the Purchase Price of  “$6.50” is hereby amended by replacing it with “$6.75,” each reference to “$6.5 million” as the amount of the payment to be made with respect to the tender of 1,000,000 Shares is hereby amended and replaced with “$6.75 million,” each reference to the amount of the purchase price in the MacKenzie Offer and Purchase Price as compared to Estimated Per-Share NAV is hereby amended to reflect that the purchase price in the MacKenzie Offer and the Purchase Price are both 48.9% lower than Estimated Per-Share NAV, and each reference to the Expiration Date of  “December 11, 2017” is hereby amended and replaced with “December 22, 2017.” As of October 31, 2017, the latest month-end date prior to the date of this Supplement, and as of September 30, 2017, the latest month-end date prior to the date of the Original Offer to Purchase, there were 39,618,833 Shares issued and outstanding, so no revisions related to the number of Shares issued and outstanding, or information derived therefrom, is required.
Under the heading “Amendments to Specific Provisions” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Information contained in the questions and answers under the heading “Summary Term Sheet” shall also be deemed to be specifically amended by this Supplement to the extent such information is substantially identical to information amended under the heading “Amendments to Specific Provisions.” Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable.
No person has been authorized to make any recommendation on behalf of the Company, the Company’s board of directors, the Depositary or the Information Agent or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference in this Supplement or the Original Offer to Purchase. Any representation to the contrary is a criminal offense.
Questions and requests for assistance or requests for additional copies of this Supplement, the Original Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company by phone at (571) 529-6390 or by mail at 450 Park Avenue, Suite 1400, New York, New York 10022. The Company will promptly furnish to stockholders additional copies of the materials at its own expense. Stockholders may also contact their financial advisor for assistance concerning the Offer.

FORWARD-LOOKING STATEMENTS
This Supplement and the Original Offer to Purchase contain forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts included in this Offer to Purchase, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, our results of operations, financial position and our business outlook, business trends and other information are forward-looking statements. When used in this Supplement and the Original Offer to Purchase, the words “estimate”, “anticipate”, “expect”, “believe”, “intend”, “may”, “will”, “should”, “seek”, “approximately” or “plan”, or the negative of these words and phrases, or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management.
Forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Supplement and the Original Offer to Purchase. Such risks, uncertainties and other important factors include, among others, the risks and uncertainties described under the Risk Factors included in the Company’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of this Supplement and the Original Offer to Purchase. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

AMENDMENTS TO SPECIFIC PROVISIONS
1.
Price; Number of Shares; Expiration Date; Proration

Section 1 of the Original Offer to Purchase is amended and restated as follows:
Subject to the terms and conditions of the Offer, we will purchase for cash up to 1,000,000 Shares which are properly tendered and not properly withdrawn prior to the Expiration Date at the Purchase Price of  $6.75 per Share, or $6.75 million of Shares. We reserve the right to extend the Offer. See Section 8—Extension of the Offer; Termination; Amendment. In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. As of October 31, 2017, there were 39,618,833 Shares issued and outstanding. Accordingly, this could result in the number of Shares accepted for payment in the Offer increasing by up to approximately 800,000 Shares.
We are making this Offer in response to the MacKenzie Offer, an unsolicited offer to stockholders to purchase up to 300,000 Shares at a price of  $6.75 per Share in cash. We believe that the MacKenzie Offer is not in the best interest of our stockholders and that the MacKenzie Offer represents an opportunistic attempt to purchase Shares at a deeply discounted price and make a profit at the expense of stockholders who tender Shares in the MacKenzie Offer, who will, as a result, be deprived of the potential opportunity to realize the full long-term value of their investment in the Company. After carefully evaluating the MacKenzie Offer, the Company’s board of directors and the Company strongly recommend that you reject the MacKenzie Offer and NOT tender your Shares.
We also understand that many of our stockholders desire immediate liquidity, and the Company’s board of directors also considered the needs of these stockholders and that it would be in their interests to provide an alternative to the MacKenzie Offer. We understand that the options for our stockholders to sell their Shares are limited as Shares are not listed on a national securities exchange and there is no established trading market for Shares. While there is a secondary market for Shares, we believe the value of those trades is small in relation to the number of Shares outstanding and that many of our stockholders who desire immediate liquidity do not consider secondary market transactions as a means to achieve liquidity. We are not currently offering any means to our stockholders to redeem Shares. The Company’s share repurchase program was terminated effective in April 2017, and we have no current plans to reinstate this share repurchase program on the same terms, or on other terms.
You should also be aware that the Offer will be accretive to those stockholders who do not participate in the Offer. These non-participants will automatically increase their relative percentage ownership interest in us and our future operations, including their share of the proceeds from any liquidity events that we may have in the future. For additional information, see Section 9—Certain Effects of the Offer. We believe that the continued execution of our hotel reinvestment program, primarily through the brand-mandated PIPs, which we anticipate substantially completing over the next two to three years, will maximize long-term value for our stockholders, position us for future success, and position us for a potential liquidity event for our investors. While it is our intention to achieve a liquidity event, there can be no assurance as to when or if we will ultimately be able to do so and as to the terms of any such liquidity event. For additional information regarding our long-term strategy, see Section 12—Plans and Proposals. Overall, we believe that the Offer is a prudent use of our financial resources given our business profile, capital structure, assets and liabilities.
The Company’s board of directors believes that $6.75 per Share, which is the MacKenzie Offer price and the Purchase Price of this Offer, is well below the current and potential long-term value of the Shares. This belief is based on, among other things, the most recent Estimated Per-Share NAV of  $13.20 per Share approved by the Company’s board of directors on June 19, 2017. The purchase price in the MacKenzie Offer and the Purchase Price are 48.9% lower than Estimated Per-Share NAV. If not for the MacKenzie Offer, we would not be making this Offer. We are making this Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer. This Offer is in no way intended to suggest that $6.75 per Share is the fair value of our Shares.

Accordingly, the Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer or the MacKenzie Offer.
You may not tender the same Shares in this Offer and the MacKenzie Offer. While the Purchase Price does not represent a premium to the purchase price in the MacKenzie Offer, we still believe this Offer is superior to the MacKenzie Offer because this Offer is for 1,000,000 Shares (or such greater number as we may elect to purchase, subject to applicable law) and the MacKenzie Offer is for 300,000 Shares. Accordingly, there is a greater likelihood you will not be subject to proration and receive payment for less than all the Shares you tender if you participate in this Offer instead of the MacKenzie Offer.
This Supplement will be, and the Original Offer to Purchase and the related Letter of Transmittal were, mailed to record holders of Shares whose names, or the names of whose nominees, appear on the Company’s stockholder list. You may tender your Shares using the Letter of Transmittal you should have received in connection with the Original Offer to Purchase, and following the procedures for tendering Shares set forth in the Offer to Purchase. The Letter of Transmittal has not been amended in connection with this Supplement, and a new copy of the Letter of Transmittal has not been enclosed herewith. If you no longer have the Letter of Transmittal you should have received in connection with the Original Offer to Purchase, please contact the Company, by telephone at (571) 529-6390, to request a new copy. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted and such signature must be affixed with a medallion guarantee.
Although the Letter of Transmittal refers only to the Original Offer to Purchase (and the then current Purchase Price of  $6.50 per Share and Expiration Date of December 11, 2017), holders using such Letter of Transmittal to tender Shares will be deemed to be tendering pursuant to the Offer and will receive the increased purchase price of  $6.75 per Share net to the seller in cash less the withholding of any applicable taxes and without interest, for each Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer, including the Expiration Date of December 22, 2017.
The Company’s board of directors acknowledges that each stockholder must evaluate whether to tender his, her or its Shares in either this Offer or the MacKenzie Offer and that an individual stockholder may determine to tender based on, among other things, his, her or its individual liquidity needs. In addition, the Company’s board of directors believes that in making a decision as to whether to tender Shares in either this Offer or the MacKenzie Offer, each stockholder should keep in mind that (a) there can be no assurance that we will reinstate a share repurchase program, on the same terms as our prior share repurchase program, which was terminated effective April 2017, or on other terms, (b) we have the right to amend, extend or, upon certain specified conditions, terminate this Offer, and (c) there can be no assurance as to when or if we will ultimately achieve a liquidity event and as to the terms of any such liquidity event.
Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, you should read carefully the information in or incorporated by reference into this Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information, including the filings made by the Company with the SEC, which are incorporated herein by reference and can be found in the “Investor Relations—SEC Filings” section of the Company’s website, www.hitreit.com. You are urged to discuss your decision with your tax advisor, financial advisor and/or custodian.
The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to certain conditions. See Section 7—Conditions of the Offer.
Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to increase or decrease the total dollar amount of Shares sought in the Offer, (c) to amend the Offer prior to the Expiration Date, and (d) upon the occurrence of any of the conditions specified in Section 7—Conditions of the Offer prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. Any extension, amendment, waiver of a condition or termination will be followed as promptly as practicable by public notice consistent with the requirements of the SEC. In the case of an extension of the Offer, we will disseminate a press release or other public announcement, such as a Current Report on Form 8-K, no later than 9:00 a.m., New York City Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.
If we (i) increase or decrease the Purchase Price, (ii) increase the maximum number of Shares that we may purchase in the Offer by more than 2% of our outstanding Shares or (iii) decrease the number of Shares that we may purchase in the Offer, then the Offer must remain open for at least ten (10) business days following the date that notice of the increase or decrease is first published, sent or given.
The Company will not accept or pay for any Shares that are subject to, and all Shares tendered in the Offer must be free and clear of, any liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever. The Company will acquire all rights and benefits arising from any Shares that it accepts and pays for in the Offer, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of the tendered Shares to stockholders of record on or prior to the date on which the Shares are accepted for payment pursuant to the Offer will be for the account of the tendering stockholder(s).
If more than 1,000,000 Shares (or such greater number as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, we will purchase all Shares properly tendered and not properly withdrawn (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis.
In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the number of Shares accepted for payment in the Offer increasing by up to approximately 800,000 Shares.
If we are required to pro rate, the Depositary will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied) will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders (except for stockholders who tendered Shares conditionally for which the condition was not satisfied).
Only if necessary to permit us to purchase 1,000,000 Shares (or such greater number as we may elect to purchase, subject to applicable law), we will purchase Shares from stockholders who have properly tendered Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all their shares and not properly withdrawn such Shares before the Expiration Date.
Because of the difficulty in determining the number of Shares properly tendered and not withdrawn and because of the conditional tender procedures described above, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least five (5) business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.
2.
Procedures for Tendering Shares

The second paragraph of Section 2 of the Original Offer to Purchase is amended and restated as follows:
If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign the Letter of Transmittal and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to the Depositary (Computershare) at the appropriate address in the “Important Instructions and Information” page accompanying the Letter of Transmittal. The Letter of Transmittal has not been amended in connection with this Supplement, and a new copy of the Letter of Transmittal has not been enclosed herewith. If you no longer have the Letter of Transmittal you should have received in connection with the Original Offer to Purchase, please contact the Company, by telephone at (571) 529-6390, to request a new copy.

Although the Letter of Transmittal refers only to the Original Offer to Purchase (and the then current Purchase Price of  $6.50 per Share and Expiration Date of December 11, 2017), holders using such Letter of Transmittal to tender their Shares will be deemed to be tendering pursuant to the Offer and will receive the increased purchase price of  $6.75 per Share net to the seller in cash less the withholding of any applicable taxes and without interest, for each Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer, including the Expiration Date of December 22, 2017.
9.
Certain Effects of the Offer

The first paragraph of Section 9 of the Original Offer to Purchase is amended and restated as follows:
The purchase of Shares pursuant to the Offer will be accretive to those stockholders who do not participate in the Offer, and will have the effect of increasing the proportionate interest in the Company and its future earnings of those stockholders. The 1,000,000 Shares we may purchase in the Offer represent 2.5% of the outstanding Shares as of October 31, 2017. Additionally, stockholders who tender all of their Shares will give up the opportunity to participate in any future benefits from owning Shares including, although we are not currently paying any dividends or distributions, the right to any future dividends or distributions that we may pay. The Purchase Price per Share paid to tendering stockholders may be less than the total amount which might otherwise be received by stockholders at a later date, and it is 48.9% lower than our current Estimated Per-Share NAV of  $13.20 per Share, published in June 2017. We anticipate publishing our next Estimated Per-Share NAV on or before June 2018. Because the Purchase Price is less than our current Estimated Per-Share NAV, the purchase of Shares in the Offer is expected to have a positive impact on the next published Estimated Per-Share NAV. Based on the assumptions used in calculating our current Estimated Per-Share NAV as of March 31, 2017, if the purchase of 1,000,000 Shares at the Purchase Price had occurred on March 31, 2017, such Estimated Per-Share NAV would have increased to $13.36 per Share. Estimated Per-Share NAV is subject to limitations as a measurement of value, and stockholders should not rely on the Estimated Per-Share NAV in making a decision to buy or sell Shares, including a decision to tender in the Offer. See Section 14—Certain Information About the Company—Lack of Public Trading Market; Estimated Value for further information.
13.
Source and Amount of Funds

Section 13 of the Original Offer to Purchase is amended and restated as follows:
Assuming that the Offer is fully subscribed, the value of Shares purchased in the Offer will be $6.75 million, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer in accordance with rules promulgated by the SEC. If we increase the number of Shares accepted by up to 2%, the dollar value of the Offer would increase by up to approximately $5.4 million. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $7.25 million. We intend to fund the purchase of Shares in the Offer and pay related costs by using cash on hand.
As of September 30, 2017, we had approximately $70.3 million in cash on hand (not including restricted cash). We do not have any alternative financing arrangement or alternative financing plans.
14.
Certain Information About the Company

The information under the caption “Lack of Public Trading Market; Estimated Value” in Section 14 of the Original Offer to Purchase is amended and restated as follows:
Shares are not listed on a national securities exchange, and there is no established trading market for Shares. Thus, there are no historical trading prices for the Shares. On June 19, 2017, the Company’s board of directors approved an updated Estimated Per-Share NAV equal to $13.20 based on an estimated fair value of the Company’s assets less the estimated fair value of the Company’s liabilities, divided by 39,617,676 Shares outstanding on a fully diluted basis as of March 31, 2017.

The Company’s board of directors believes that $6.75 per Share, which is the MacKenzie Offer price and the Purchase Price of this Offer, is well below the current and potential long-term value of the Shares. This belief is based on, among other things, the most recent Estimated Per-Share NAV of  $13.20 per Share approved by the Company’s board of directors on June 19, 2017. The purchase price in the MacKenzie Offer and the Purchase Price are 48.9% lower than Estimated Per-Share NAV. If not for the MacKenzie Offer, we would not be making this Offer. We are making this Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer. This Offer is in no way intended to suggest that $6.75 per Share is the fair value of our Shares.
Accordingly, the Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer or the MacKenzie Offer.
You may not tender the same Shares in this Offer and the MacKenzie Offer. While the Purchase Price does not represent a premium to the purchase price in the MacKenzie Offer, we still believe this Offer is superior to the MacKenzie Offer because this Offer is for 1,000,000 Shares (or such greater number as we may elect to purchase, subject to applicable law) and the MacKenzie Offer is for 300,000 Shares. Accordingly, there is a greater likelihood you will not be subject to proration and receive payment for less than all the Shares you tender if you participate in this Offer instead of the MacKenzie Offer.
The Estimated Per-Share NAV takes into consideration appraisals of the Company’s 141 real estate assets (the “Real Estate Assets”) owned as of March 31, 2017, performed by an independent valuation firm and is in accordance with the valuation guidelines previously established by the Company’s board of directors. Consistent with the Company’s valuation guidelines, the Company engaged a nationally recognized independent third-party advisor (the “Valuation Firm”), to perform appraisals of the Company’s Real Estate Assets, and provide a valuation range of each Real Estate Asset. In addition, the Valuation Firm assisted the Company with determining the appropriateness of other assets and liabilities included in the Estimated Per-Share NAV. The Company believes that the method used to establish the Estimated Per-Share NAV is the methodology most commonly used by non-listed REITs to establish an estimated per-share net asset value. The Company also believes that the assumptions used to estimate the value of the Real Estate Assets are within the ranges used by market participants buying and selling similar properties, assuming a willing buyer and a willing seller, neither being under any compulsion to buy or to sell. As with any methodology used to estimate value, the methodologies employed to value the Real Estate Assets by the Valuation Firm were based upon a number of estimates and assumptions that may not be accurate or complete, including estimates and assumptions such as comparable sales, revenue and operating expense data, capitalization or discount rates, and projections of future revenues and expenses.
For a full description of the methodologies and assumptions used to value the Company’s assets and liabilities in connection with the calculation of the Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K filed with the SEC June 19, 2017, which is incorporated herein by reference and can be found in the “Investor Relations—SEC Filings” section of the Company’s website, www.hitreit.com. The Estimated Per-Share NAV calculation includes estimates of future PIP costs and the impact of taking guest rooms out of service while PIP work is pending, reflecting greater certainty as to the timing, scope and cost of PIP work due to the Company’s negotiations with the brands and expected availability of cash from the obligation of the Brookfield Investor to purchase additional Class C Units from us pursuant to the SPA. The impact of the PIP estimates on the calculation of the Estimated Per-Share NAV in future years is expected to diminish or be eliminated as PIP work is completed.
Based on the assumptions used in calculating our current Estimated Per-Share NAV as of March 31, 2017, if the purchase by the Company of 1,000,000 Shares at the Purchase Price had occurred on March 31, 2017, such Estimated Per-Share NAV would have increased to $13.36 per Share. Notwithstanding the foregoing, the Company does not expect to publish an update to Estimated Per-Share NAV after the Offer or the MacKenzie Offer is completed, regardless of how many Shares are purchased. Estimated Per-Share NAV was calculated as of a specific date, and the value of Shares will fluctuate over time as a result of many factors other than the completion of the Offer, including, among other things, developments related to individual assets, changes in the real estate and capital markets, including changes in interest rates, completion or commencement of capital improvements related to individual assets, including PIPs, and acquisitions or dispositions of assets and the distribution of proceeds from the sale of real estate to stockholders. Estimated Per-Share NAV is also subject to other limitations and does not represent: (i) the price at which Shares would trade at on a national securities exchange, (ii) the amount a stockholder would obtain if he or she tried to sell his, her or its Shares or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. Accordingly, with respect to the Estimated Per-Share NAV, the Company can give no assurance that:
•
a stockholder would be able to resell his, her or its Shares at Estimated Per-Share NAV;

•
a stockholder would ultimately realize distributions per Share equal to Estimated Per-Share NAV upon liquidation of the Company’s assets and settlement of its liabilities or a sale of the Company;

•
the Shares would trade at a price equal to or greater than Estimated Per-Share NAV if they were listed on a national securities exchange; or

•
the methodology used to establish the Estimated Per-Share NAV would be acceptable to the Financial Industry Regulatory Authority for use on customer account statements, or that the Estimated Per-Share NAV will satisfy the applicable annual valuation requirements under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”) with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code.

Stockholders should not rely on the Estimated Per-Share NAV in making a decision to buy or sell Shares, including a decision to tender in the Offer.
The Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer or the MacKenzie Offer. In addition, neither Computershare, in its capacity as Depositary, Georgeson, in its capacity as Information Agent, or any of their respective affiliates, has made or is making any recommendation to any stockholder as to whether to tender or refrain from tendering his, her or its Shares. Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, you should read carefully the information in or incorporated by reference into this Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information, including the Company’s Current Report on Form 8-K filed with the SEC on June 19, 2017, which describes the calculation of Estimated Per-Share NAV, and other filings made by the Company with the SEC, which are incorporated herein by reference and can be found in the “Investor Relations - SEC Filings” section of the Company’s website, www.hitreit.com. You are urged to discuss your decision with your tax advisor, financial advisor and/or custodian.
Footnote (5) to the table contained under the caption “Beneficial Ownership of Shares by Directors, Officers and Brookfield Persons” in Section 14 of the Original Offer to Purchase is amended and restated as follows:
(5)
Represents (i) 7,576 Shares granted by the Company to BSREP II Hospitality II Board LLC, a wholly owned subsidiary of the Brookfield Investor (“BSREP Board”), subject to forfeiture (the “Restricted Shares”) in respect of Mr. Baron’s and Mr. Wiles’s service as directors of the Company and (ii) Shares issuable upon conversion and subsequent redemption of 9,387,935.02 Class C Units held directly by the Brookfield Investor. The Class C Units are convertible into OP Units at any time at the option of the holder at an initial conversion price of  $14.75, subject to anti-dilution and other adjustments upon the occurrence of certain events and transactions. OP Units are, in turn, generally redeemable for Shares on a one-for-one-basis or the cash value of a corresponding number of Shares, at the election of the Company, in accordance with the terms of the A&R LPA. As sole manager of the Brookfield Investor, Brookfield Strategic Real Estate Partners II GP L.P. (“BSREP II GP”) may be deemed to beneficially own all Restricted Shares owned by the Brookfield Investor through its wholly owned subsidiary, BSREP Board, and all 9,387,935.02 Shares issuable upon conversion and subsequent redemption of Class C Units owned directly by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of Brookfield Asset Management Inc. (“BAM”), Partners Limited (“Partners Limited”), Brookfield Holdings Canada Inc. (“BHC”), Brookfield US Holdings Inc. (“BUSHI”), Brookfield

US Corporation (“BUSC”), BUSC Finance LLC (“BUSC Finance”), Brookfield Property Group LLC (“BPG”) and Brookfield Strategic Real Estate Partners II GP of GP LLC (“Ultimate GP” and, together with the Brookfield Investor, BSREP II GP, BAM, Partners Limited, BHC, BUSHI, BUSC, BUSC Finance and BPG, the “Brookfield Persons”) may be deemed to share with BSREP II GP beneficial ownership of such Restricted Shares and such Shares underlying such Class C Units. The principal business address of each of BAM, Partners Limited, BHC and BUSHI is 181 Bay Street, Suite 300, Toronto, ON, M5J 2T3. The principal address of each of BSREP Board, BUSC, BUSC Finance, BPG, Ultimate GP, BSREP II GP and the Brookfield Investor is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281. The information contained in this footnote with respect to the Brookfield Persons is based on the Schedule 13D filed by the Brookfield Persons with the SEC on April 10, 2017 and the Form 4 filed by the Brookfield Persons with the SEC on October 3, 2017. Please see “—Additional Information Regarding Brookfield Directors and Officers” for information about the directors and executive officers or persons holding equivalent positions of the Brookfield Persons.
The third bullet point under the caption “Incorporation by Reference” in Section 14 of the Original Offer to Purchase is amended and restated as follows:
•
Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, 2017 and September 30, 2017 filed with the SEC on May 15, 2017, August 10, 2017 and November 13, 2017, respectively; and

18.
Recommendation

Section 18 of the Original Offer to Purchase is amended and restated as follows:
The Company’s board of directors believes that $6.75 per Share, which is the MacKenzie Offer price and the Purchase Price of this Offer, is well below the current and potential long-term value of the Shares. This belief is based on, among other things, the most recent Estimated Per-Share NAV. If not for the MacKenzie Offer, we would not be making this Offer. We are making this Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer. This Offer is in no way intended to suggest that $6.75 per Share is the fair value of our Shares.
Accordingly, the Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in this Offer or the MacKenzie Offer. In addition, neither Computershare, in its capacity as Depositary, Georgeson, in its capacity as Information Agent, or any of their respective affiliates, has made or is making any recommendation to any stockholder as to whether to tender or refrain from tendering his, her or its Shares. Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, you should read carefully the information in or incorporated by reference into this Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information, including the Company’s Current Report on Form 8-K filed with the SEC on June 19, 2017, which describes the calculation of Estimated Per-Share NAV, and other filings made by the Company with the SEC, which are incorporated herein by reference and can be found in the “Investor Relations—SEC Filings” section of the Company’s website, www.hitreit.com. You are urged to discuss your decision with your tax advisor, financial advisor and/or custodian.
Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained or incorporated by reference herein or in a Letter of Transmittal or the Important Instructions and Information. If given or made, the recommendation and information and representations must not be relied on as having been authorized by us.